UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 27, 2016

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-211232) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the nine months ended 30 September 2016, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Third quarter 2016

Statoil reports net operating income of USD 737 million in the third quarter of 2016.

The third quarter was characterised by

•         Continued weak markets, planned maintenance and expensed exploration wells

•         Strong operational performance and improvement programme on track

•         Positive net cash flow and reduced net debt ratio

•         Lowering 2016 capex and exploration guidance

 “The financial results were affected by low oil and gas prices, extensive planned maintenance and expensed exploration wells from previous periods. We delivered solid operational performance with strong cost improvements and progress on project execution”, says Eldar Sætre, President and CEO of Statoil ASA.

“Strict prioritisation and continued good results from our improvement programme allow us to further lower our 2016 capex and exploration guidance”, says Sætre.

“Our financial position remains robust with a positive net cash flow in the quarter. We continue with the scrip dividend programme and have reduced the net debt ratio”, says Sætre.

Net operating income was USD 737 million in the third quarter compared to USD 883 million in the same period of 2015. The reduction was primarily due to lower oil and gas prices, expensed exploration wells and lower refinery margins. In the quarter we have expensed exploration wells capitalised in previous periods in the amount of USD 324 million. This is mainly related to two exploration wells in the Gulf of Mexico. Reduced overall operating costs mainly as a result of the on-going cost improvement initiatives and strong operational performance contributing positively to the results.

Statoil delivered equity production of 1,805 mboe per day in the third quarter compared to 1,909 mboe per day same period in 2015. The reduction was primarily due to planned maintenance and deferral of gas sales. Excluding these elements and divestments, the underlying production growth was 5% compared to the third quarter last year.

As of 30 September 2016, Statoil had completed 21 exploration wells. Exploration expenses in the quarter were USD 656 million, down from USD 1,201 billion in the third quarter of 2015.

Cash flow from operations amounted to USD 7.0 billion after tax in the first nine months of 2016 compared to USD 11.4 billion in the same period last year.

Statoil is lowering its capex guidance for 2016 from USD 12 billion to around USD 11 billion and its exploration guidance for 2016 from USD 1.8 billion to around USD 1.5 billion. Production guidance remains unchanged, and expected annual organic production growth is 1% from 2014 to 2017 [7].

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the third quarter. Shareholders will have the option to receive the dividend for the third quarter in cash or newly issued shares in Statoil at a 5% discount.

The twelve month average Serious incident frequency (SIF) was 0.8 for the twelve months ended 30 September 2016, compared to 0.5 in the same period last year.

Quarters			Change		First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3		2016	2015	Change

737	180	883	(16%)	Net operating income (USD million)	1,977	1,215	63%
(427)	(302)	(343)	(24%)	Net income (USD million)	(117)	(4,047)	(97%)
1,805	1,959	1,909	(5%)	Total equity liquids and gas production (mboe per day) [4]	1,939	1,945	(0%)
40	39	43	(8%)	Group average liquids price (USD/bbl) [1]	36	48	(26%)

THIRD QUARTER 2016 GROUP REVIEW

The third quarter financial results were influenced by continued weak markets, reduced production due to planned maintenance and lower refining margins. However, increased production in the international business and continuing cost reductions from on-going cost improvement initiatives affected earnings positively.

Total equity liquids and gas production [4]  was 1,805 mboe per day in the third quarter of 2016, down 5% compared to third  quarter of 2015 mainly due to higher planned maintenance activity and lower gas sales from the Norwegian continental shelf due to deferral of gas volumes in line with our value over volume strategy. Effects from redetermination and new production from ramp-up and start-up on various fields partially offset the decrease.

Total entitlement liquids and gas production [3] was down by 5% to 1,651 mboe per day compared to 1,741 mboe per day in the third  quarter of 2015, due to the decrease in equity production as described above partially offset by a beneficial effect from production sharing agreements (PSA effect) mainly driven by higher entitlement factor as a consequence of the decline in oil prices.  The PSA effect was 112 mboe per day in the third quarter of 2016 compared to 125 mboe per day in the third quarter of 2015.

Net operating income was USD 737 million in the third quarter of 2016, compared to USD 883 million in the third quarter of 2015. The 16% decrease was primarily due to the decline in gas prices. Lower liquids prices, decreased gas volumes sold mainly due to planned maintenance activity, deferral of gas production and lower refinery margins added to the decrease. Cost reductions as a result of the on-going cost improvement initiatives partially offset the decrease.

In addition, net operating income in the third quarter of 2016 was negatively affected by net impairment charges of USD 53 million and positively affected by changes in the fair value of derivatives of USD 138 million.

In the third quarter of 2015, net operating income was negatively affected by net impairments charges of USD 581 million mainly related to exploration assets and various other assets, and provisions for disputes of USD 399 million.

Total revenues and other income decreased primarily due to the decline in gas prices. Lower liquids prices, decreased gas volumes sold mainly due to planned maintenance activity, deferral of gas production and lower refinery margins added to the decrease.

Operating and administrative expenses decreased by 13% to USD 2,453 million in the third quarter of 2016 mainly due to lower operation and maintenance costs as a result of the on-going cost improvement initiatives and lower diluent expenses caused by lower volumes and reduced prices. Higher transportation expenses and increased production costs from new fields coming on stream partially offset the reduction in costs.

Depreciation, amortisation and net impairment losses increased by 6% to USD 2,466 million in the third quarter of 2016, mainly due to lower net impairment reversals in the third quarter of 2016. Higher depreciation due to new investments and start-up and ramp-up of production on new fields added to the increase. Lower net production and increased proved reserves estimates partially offset the increase.

Exploration expenses decreased by 45% to USD 656 million in the third quarter of 2016 mainly due to lower impairment of exploration assets and lower exploration activity compared to the third quarter of 2015. This was partially offset by a higher portion of capitalised expenditures from earlier years being expensed this quarter, in addition to a higher capitalisation rate in the third quarter of 2015.

Net financial items amounted to a loss of USD 76 million in the third  quarter of 2016, compared to a gain of USD 80 million in the third  quarter of 2015. The negative change of USD 156 million is mainly due to decreased gain on derivatives related to our long term debt portfolio of USD 226 million

Income taxes were USD 1,088 million in the third quarter of 2016. The effective tax rate was more than 100%.

In the third quarter of 2015, income taxes were USD 1,306 million and the effective tax rate was more than 100%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Quarters			Change	Condensed income statement under IFRS	First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	(unaudited, in USD million)	2016	2015	Change

12,106	10,895	13,614	(11%)	Total revenues and other income	33,117	46,549	(29%)

(5,793)	(5,251)	(6,388)	(9%)	Purchases [net of inventory variation]	(15,215)	(20,280)	(25%)
(2,453)	(2,172)	(2,823)	(13%)	Operating and administrative expenses	(7,120)	(8,917)	(20%)
(2,466)	(2,783)	(2,319)	6%	Depreciation, amortisation and net impairment losses	(7,289)	(12,744)	(43%)
(656)	(509)	(1,201)	(45%)	Exploration expenses	(1,516)	(3,393)	(55%)

737	180	883	(16%)	Net operating income	1,977	1,215	63%

(76)	31	80	N/A	Net financial items	580	(686)	N/A

661	211	963	(31%)	Income before tax	2,557	528	>100%

(1,088)	(513)	(1,306)	(17%)	Income tax	(2,675)	(4,576)	42%

(427)	(302)	(343)	(24%)	Net income	(117)	(4,047)	97%

Net income in the third  quarter of 2016 was negative USD 427 million, further down from negative USD 343 million in the third  quarter of 2015. The decrease was mainly due to the decrease in net operating income explained above and loss on net financial items compared to a gain on net financial items in third quarter of 2015. Lower income taxes partially offset the decrease.

Total cash flows were improved by USD 535 million compared to the third quarter of 2015.

Cash flows provided by operating activities were reduced by USD 1,474 million compared to the third quarter of 2015. The decrease was mainly due to reduced liquids and gas prices, partially offset by lower taxes paid.

Cash flows used in investing activities were reduced by USD 1,719 million compared to the third quarter of 2015. The decrease was mainly due to significantly lower capital expenditures.

Cash flows provided by financing activities were reduced by USD 89 million compared to the third quarter of 2015. The decrease is mainly due to the reduced cash dividend following the introduction of the scrip dividend.

First nine months 2016

Net operating income was USD 1,977 million in the first nine months of 2016 compared to USD 1,215 million in the first nine months of 2015. The increase was primarily due to significantly lower net impairment charges in the first nine months of 2016 compared to the same period last year, in addition to reduced operating costs. The increase in net operating income was partially offset by the lower liquids and gas prices, reduced gain from sale of assets, and lower refinery margins.

In the first nine months of 2016, net operating income was negatively impacted by changes in fair value of derivatives of USD 167 million and net impairment charges of USD 20 million. Gain on sale of assets of USD 151 million mainly related to the divestment of the Edvard Grieg field had a positive impact on net operating income in the first nine months of 2016.

In the first nine months of 2015, net operating income was negatively impacted by net impairment charges of USD 6,906 million and reduction in fair values of derivatives of USD 452 million.  Gain from sale of assets of USD 1,424 million mainly related to the divestment of the Shah Deniz project impacted net operating income positively.

Total revenues and other income decreased mainly due to lower liquids and gas prices, reduced gain from sale of assets, and lower refinery margins.

Operating and administrative expenses decreased in the first nine months of 2016. The on-going cost improvement initiatives resulted in lower operational and maintenance cost and lower administrative expenses. The development in the NOK/USD exchange rate and reduced diluent cost added to the decrease. Higher operating costs from new fields coming on stream partially offset the decrease.

Depreciation, amortisation and net impairment losses decreased in the first nine months of 2016, mainly due to lower impairment of assets in 2016. Lower depreciation due to mature fields, the NOK/USD exchange rate development and decreased asset retirement obligations added to the decrease. The decrease in depreciation was partially offset by start-up and ramp-up of new fields.

Exploration expenses decreased mainly due to lower impairments in 2016. Lower drilling costs were offset by lower capitalisation rate of current exploration expenditures and a higher portion of capitalised expenditures from earlier years being expensed in the first nine months of 2016.

Net financial items amounted to a gain of USD 580 million for the first nine months of 2016, compared to a loss of USD 686 for the first nine months of 2015. The positive change of USD 1,267 million  is mainly due to gain on derivatives related to our long term debt portfolio of USD 1,142 million for the first nine months of 2016, compared to a loss of USD 224 million for the first nine months of 2015.

Income taxes were USD 2,675 million in the first nine months of 2016, and the effective tax rate was more than 100%.

In the first nine months of 2015, income taxes were USD 4,576 million and the effective tax rate was more than 100%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income  in the first nine months of 2016 was negative USD 117 million compared to negative USD 4,047 million in the first nine months of 2015. The increase was mainly due gain on net financial items in 2016, compared to losses in 2015 and lower income taxes. The increase in net operating income explained above partially offset the increase.

Total cash flows were improved by USD 2,765 million compared to the first nine months of 2015.

Cash flows provided by operating activities were reduced by USD 4,403 million compared to the first nine months of 2015. The decrease was mainly due to reduced liquids and gas prices, partially offset by lower taxes paid.

Cash flows used in investing activities were reduced by USD 6,742 million compared to the first nine months of 2015. The decrease was mainly due to significantly lower capital expenditures and reduced proceeds from sale of assets.

Cash flows used in financing activities increased by USD 451 million compared to the first nine months of 2015. The change is mainly due to reduced cash flow from finance debt, offset by increased collateral received related to derivatives and reduced cash dividend due to the scrip dividend.

OUTLOOK

•       Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.5 billion for 2016, excluding signature bonuses

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 2.5 billion from 2016

•       Statoil’s ambition is to keep the unit of production cost in the top quartile of its peer group

•       For the period 2014 – 2017, organic production growth [7] is expected to come from new projects resulting in around 1% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments

•       The equity production for 2016 is estimated to be somewhat lower than the 2015 level due to Statoil’s value over volume-approach

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 40 mboe per day in the fourth quarter of 2016. In total, maintenance is estimated to reduce equity production by around 60 mboe per day for the full fiscal year 2016, which is higher than the 2015 impact

•       Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties are estimated to be around 145 mboe per day in 2016 based on an oil price of USD 40 per barrel and 170 mboe per day based on an oil price of USD 70 per barrel [4]

•       Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Third quarter 2016 review

Average daily production of liquids and gas decreased by 12% to 1,034 mboe per day in the third quarter of 2016 compared to the third quarter of 2015. The decrease was mainly due to higher planned maintenance activity, lower gas off-take at Troll and expected natural decline on mature fields. Effect of redetermination at Ormen Lange and ramp-up of new fields partially offset the decrease.

Net operating income for Development and Production Norway (DPN) was USD 1,060 million compared to USD 1,690 million in the third quarter of 2015. Changes in fair value of derivatives of USD 86 million positively impacted net operating income. In the third quarter of 2015, net operating income was negatively impacted by impairment of assets of USD 220 million.

Operating and administrative expenses decreased mainly as a result of on-going cost improvement initiatives and lower well maintenance cost on various fields.

Depreciation, amortisation and net impairment losses  decreased mainly due to lower impairments and lower production.

Exploration expenses decreased mainly due to reduced drilling activity and more expensive wells being drilled in the third quarter of 2015.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	(in USD million)	2016	2015	Change

2,882	3,229	4,057	(29%)	Total revenues and other income	9,449	13,252	(29%)

(692)	(613)	(814)	(15%)	Operating and administrative expenses	(2,022)	(2,622)	(23%)
(1,077)	(1,217)	(1,419)	(24%)	Depreciation, amortisation and net impairment losses	(3,521)	(4,713)	(25%)
(53)	(126)	(133)	(60%)	Exploration expenses	(248)	(459)	(46%)

1,060	1,274	1,690	(37%)	Net operating income	3,659	5,457	(33%)

First nine months 2016

Net operating income for DPN was USD 3,659 million compared to USD 5,457 million in the first nine months of 2015. Changes in fair value of derivatives of USD 141 million and gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field positively impacted net operating income. In the first nine months of 2015, net operating income was negatively impacted by impairment of assets of USD 720 million and lower fair value of derivatives of USD 327 million.

Total revenues and other income decreased by 29%, primarily driven by the drop in liquids and gas prices.

Operating and administrative expenses  decreased mainly due to the results of efficiency gains from on-going cost improvement initiatives and the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses decreased mainly due to lower impairments, lower depreciation on mature fields, the NOK/USD exchange rate development and decreased asset retirement obligations. The decrease was partially offset by ramp-up of new fields.

Exploration expenses  decreased mainly due to lower drilling activity and more expensive wells being drilled in the first nine months of 2015.  The decrease was partially offset by a lower portion of current exploration expenditures being capitalised.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Third quarter 2016 review

Average equity production of liquids and gas in the third quarter of 2016 increased by 5% to 772 mboe per day compared to the third quarter of 2015. The increase was due to start-up/ramp-up on several fields including Corrib and In Salah Southern Fields, partially offset by natural decline on various fields.

Average daily entitlement production of liquids and gas  in the third quarter of 2016 increased by 9% to 617 mboe per day compared to the third quarter of 2015. The increase was due to higher equity production and a beneficial effect from production sharing agreements (PSA effect), mainly driven by the decline in prices and changes in relative production between fields. The PSA effect was 112 mboe per day in the third quarter of 2016 compared to 125 mboe per day in the third quarter of 2015.

Net operating income for Development and Production International (DPI) was negative USD 430 million compared to negative USD 1,829 million the third quarter of 2015. In the third quarter of 2016, net operating income was positively impacted by net reversal of impairments of USD 241 million.  Write-offs of exploration expenditures of USD 357 million partially offset the increase. In the third quarter of 2015, net operating income was negatively impacted by net impairment losses of USD 906 million and provision for disputes of USD 399 million.

Operating and administrative expenses decreased due to lower operation and maintenance costs relating to various fields, in addition to lower diluent expenses caused by lower volumes and reduced prices. The decreases were partially offset by operating costs for new fields coming on stream.

Depreciation, amortisation and net impairment losses decreased primarily due to net reversal of impairments of USD 317 million in third quarter of 2016, compared to net impairments of USD 44 million in third quarter of 2015. Higher reserves estimates added to the decrease, while production start-up and ramp-up of new fields partially offset the decrease in depreciation.

Exploration expenses decreased primarily due to lower impairments, lower drilling activity and more expensive wells being drilled in the third quarter of 2015. Higher portion of wells capitalised in previous periods being expensed this quarter partially offset the decrease.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	(in USD million)	2016	2015	Change

1,901	1,643	1,404	35%	Total revenues and other income	4,683	6,991	(33%)

(732)	(642)	(917)	(20%)	Operating and administrative expenses	(1,999)	(2,689)	(26%)
(995)	(1,455)	(1,249)	(20%)	Depreciation, amortisation and net impairment losses	(3,152)	(8,064)	(61%)
(603)	(383)	(1,068)	(44%)	Exploration expenses	(1,268)	(2,934)	(57%)

(430)	(839)	(1,829)	76%	Net operating income	(1,742)	(6,698)	74%

First nine months 2016

Net operating income for DPI was negative USD 1,742 million in the first nine months of 2016 compared to negative USD 6,698 million in the first nine months of 2015. Net reversal of impairments of USD 280 million positively impacted net operating income in the first nine months of 2016. In the first nine months of 2015, net operating income was negatively impacted by net impairment charges of USD 6,686 million, partially offset by a gain on sale of assets of USD 1,166 million related to the divestment of the Shah Deniz project.

Total revenues and other income decreased due to lower realised oil and gas prices partially offset by higher entitlement production.

Operating and administrative expenses  decreased primarily due lower operation and maintenance costs, in addition to lower diluent expenses. The decreases were partially offset by operating costs for new fields coming on stream.

Depreciation, amortisation and net impairment losses decreased primarily due to net impairment reversals in the first nine months of 2016 compared to significant impairments charges in the first nine months of 2015. Higher reserves estimates added to the decrease. Start-up and ramp-up of production from new fields partially offset the decrease in depreciation.

Exploration expenses decreased primarily due to lower impairments, lower drilling activity and more expensive wells being drilled last year. Higher portion of wells capitalised in previous periods being expensed this year and a lower capitalisation rate in 2016 partially offset the decrease.

MARKETING, MIDSTREAM AND PROCESSING

Third quarter 2016 review

Natural gas sales volumes in the third quarter of 2016 amounted to 10.5 billion standard cubic meters (bcm), down 14% compared to the third quarter of 2015. The decrease was due to lower Statoil entitlement production mainly on the Norwegian continental shelf. Of the total gas sales in the third quarter of 2016, entitlement gas was 8.7 bcm compared to 10.5 bcm in the third quarter of 2015.

Average invoiced European natural gas sales price [8] decreased by 30% due to abundant gas supply. Average invoiced North American piped gas sales price [8] increased by 3% due to an increase in Henry Hub prices.

Net operating income for Marketing, Midstream and Processing (MMP) was USD 76 million compared to USD 975 million in the third quarter of 2015. Impairment charges of USD 294 million related to a refinery asset negatively impacted net operating income. Lower refinery margins and lower margins for sales and trading activity compared to the solid results in the third quarter of 2015 added to the decrease. In the third quarter of 2015, net operating income was positively impacted by a net reversal of impairment charges of USD 473 million related to a refinery asset.

Operating and administrative expenses   increased mainly as a result of higher transportation costs related to Gassled pipeline partially offset by lower administrative expenses as a result of the on-going cost improvement initiatives.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	(in USD million)	2016	2015	Change

11,670	10,586	13,851	(16%)	Total revenues and other income	32,190	45,016	(28%)

(10,147)	(9,471)	(12,212)	(17%)	Purchases [net of inventory variation] [6]	(28,102)	(39,185)	(28%)
(1,079)	(1,053)	(1,047)	3%	Operating and administrative expenses	(3,205)	(3,508)	(9%)
(368)	(82)	383	N/A	Depreciation, amortisation and net impairment losses	(523)	135	N/A

76	(20)	975	(92%)	Net operating income	359	2,458	(85%)

First nine months 2016

Net operating income for MMP was USD 359 million in the first nine months of 2016 compared to USD 2,458 million in the first nine months of 2015. Lower fair value of certain derivatives of USD 308 million, impairment charges of USD 294 million related to a refinery asset and changes in the market value of storage and future physical contracts of USD 166 million negatively impacted net operating income. Lower margins for sales and trading activity compared to the solid results in the first nine months of 2015, and lower refinery margins mainly due to an oversupplied crude market with low spot prices, added to the decrease compared to the first nine months of 2015. The decrease was partially offset by a gain on operational storage of USD 143 million. Net operating income in the first nine months of 2015 was positively impacted by net reversal of impairment charges of USD 424 million.

Total revenues and other income decreased, primarily driven by lower crude oil and gas prices.

Purchases [net of inventory variation] decreased, primarily driven by the same factors as described above.

Operating and administrative expenses  decreased mainly as a result of  effects from the on-going cost improvement initiatives and the NOK/USD exchange rate development.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2016

With effect from the first quarter of 2016 the financial statements are presented in US dollars (USD). Comparative data has been converted from Norwegian kroner (NOK) to USD accordingly.

CONSOLIDATED STATEMENT OF INCOME

Quarters				First nine months		Full year
Q3 2016	Q2 2016	Q3 2015	(unaudited, in USD million)	2016	2015	2015

12,092	10,814	13,647	Revenues	32,992	45,092	57,900
(36)	(46)	(60)	Net income from equity accounted investments	(62)	7	(29)
51	127	27	Other income	186	1,451	1,770

12,106	10,895	13,614	Total revenues and other income	33,117	46,549	59,642

(5,793)	(5,251)	(6,388)	Purchases [net of inventory variation]	(15,215)	(20,280)	(26,254)
(2,319)	(2,020)	(2,605)	Operating expenses	(6,586)	(8,266)	(10,512)
(135)	(152)	(219)	Selling, general and administrative expenses	(534)	(651)	(921)
(2,466)	(2,783)	(2,319)	Depreciation, amortisation and net impairment losses	(7,289)	(12,744)	(16,715)
(656)	(509)	(1,201)	Exploration expenses	(1,516)	(3,393)	(3,872)

737	180	883	Net operating income	1,977	1,215	1,366

(76)	31	80	Net financial items	580	(686)	(1,311)

661	211	963	Income before tax	2,557	528	55

(1,088)	(513)	(1,306)	Income tax	(2,675)	(4,576)	(5,225)

(427)	(302)	(343)	Net income	(117)	(4,047)	(5,169)

(432)	(307)	(348)	Attributable to equity holders of the company	(132)	(4,066)	(5,192)
5	5	5	Attributable to non-controlling interests	14	18	22

(0.14)	(0.10)	(0.11)	Basic earnings per share (in USD)	(0.04)	(1.28)	(1.63)
(0.14)	(0.10)	(0.11)	Diluted earnings per share (in USD)	(0.04)	(1.28)	(1.63)
3,199	3,181	3,179	Weighted average number of ordinary shares outstanding (in millions)	3,187	3,180	3,179

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First nine months		Full year
Q3 2016	Q2 2016	Q3 2015	(unaudited, in USD million)	2016	2015	2015

(427)	(302)	(343)	Net income	(117)	(4,047)	(5,169)

(24)	36	(13)	Actuarial gains (losses) on defined benefit pension plans	(209)	586	1,599
7	(9)	(6)	Income tax effect on income and expenses recognised in OCI	58	(170)	(461)
(17)	27	(19)	Items that will not be reclassified to the Consolidated statement of income	(151)	416	1,138

695	(483)	(1,887)	Currency translation adjustments	1,569	(3,320)	(3,976)
0	(89)	0	Net gains (losses) from available for sale financial assets	(0)	0	0
695	(572)	(1,887)	Items that may be subsequently reclassified to the Consolidated statement of income	1,569	(3,320)	(3,976)

678	(545)	(1,905)	Other comprehensive income	1,418	(2,904)	(2,838)

252	(847)	(2,248)	Total comprehensive income	1,301	(6,952)	(8,007)

247	(852)	(2,253)	Attributable to the equity holders of the company	1,286	(6,970)	(8,030)
5	5	5	Attributable to non-controlling interests	14	18	22

CONSOLIDATED BALANCE SHEET

	At 30 September	At 30 June	At 31 December	At 30 September
(unaudited, in USD million)	2016	2016	2015	2015

ASSETS
Property, plant and equipment	66,409	63,950	62,006	65,846
Intangible assets	8,406	9,105	9,452	8,969
Equity accounted investments	2,082	2,096	824	1,083
Deferred tax assets	1,658	1,842	2,022	1,708
Pension assets	1,285	1,202	1,284	721
Derivative financial instruments	3,723	3,466	2,697	2,931
Financial investments	2,488	2,428	2,336	2,310
Prepayments and financial receivables	985	940	967	910

Total non-current assets	87,035	85,029	81,588	84,477

Inventories	2,966	3,351	2,502	2,855
Trade and other receivables	5,986	5,894	6,671	7,369
Derivative financial instruments	350	374	542	388
Financial investments	9,212	9,220	9,817	12,948
Cash and cash equivalents	8,038	6,761	8,623	7,722

Total current assets	26,553	25,601	28,154	31,283

Assets classified as held for sale	0	407	0	0

Total assets	113,587	111,037	109,742	115,760

EQUITY AND LIABILITIES
Shareholders' equity	40,050	40,200	40,271	42,028
Non-controlling interests	36	39	36	40

Total equity	40,086	40,239	40,307	42,068

Finance debt	28,603	29,869	29,965	31,082
Deferred tax liabilities	7,784	7,184	7,421	7,789
Pension liabilities	3,405	3,237	2,979	3,244
Provisions	15,289	13,993	12,422	14,214
Derivative financial instruments	1,138	1,167	1,285	1,041

Total non-current liabilities	56,220	55,449	54,073	57,369

Trade and other payables	9,457	8,766	9,332	9,915
Current tax payable	2,256	2,343	2,740	3,740
Finance debt	4,659	3,307	2,326	1,667
Dividends payable	708	704	700	674
Derivative financial instruments	202	225	264	327

Total current liabilities	17,282	15,344	15,362	16,323

Liabilities directly associated with the assets classified as held for sale	0	4	0	0

Total liabilities	73,502	70,798	69,435	73,692

Total equity and liabilities	113,587	111,037	109,742	115,760

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(4,066)		(4,066)	18	(4,047)
Other comprehensive income			416	(3,320)	(2,904)		(2,904)
Total comprehensive income							(6,952)
Dividends			(2,230)		(2,230)		(2,230)
Other equity transactions		3	(0)		3	(35)	(32)

At 30 September 2015	1,139	5,718	39,797	(4,625)	42,028	40	42,068

At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307
Net income for the period			(132)		(132)	14	(117)
Other comprehensive income			(151)	1,569	1,418		1,418
Total comprehensive income							1,301
Dividends1)	12	593	(2,111)		(1,507)		(1,507)
Other equity transactions		0	(1)		(0)	(15)	(15)

At 30 September 2016	1,151	6,313	36,298	(3,712)	40,050	36	40,086

1) For more information, see note 7 Dividends.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First nine months		Full year
Q3 2016	Q2 2016	Q3 2015	(unaudited, in USD million)	2016	2015	2015

661	211	963	Income before tax	2,557	528	55

2,466	2,783	2,319	Depreciation, amortisation and net impairment losses	7,289	12,744	16,715
400	191	902	Exploration expenditures written off	732	2,272	2,164
(209)	157	1,024	(Gains) losses on foreign currency transactions and balances	(666)	742	1,166
38	(113)	(9)	(Gains) losses on sales of assets and businesses	(81)	(1,414)	(1,716)
454	113	65	(Increase) decrease in other items related to operating activities1)	1,279	190	558
(284)	(233)	(171)	(Increase) decrease in net derivative financial instruments1)	(1,043)	1,289	1,551
66	86	84	Interest received	220	282	363
(112)	(169)	(91)	Interest paid	(396)	(306)	(443)

3,480	3,026	5,085	Cash flows provided by operating activities before taxes paid and working capital items	9,892	16,327	20,414

(697)	(1,597)	(1,149)	Taxes paid	(3,038)	(5,852)	(8,078)

875	(284)	1,195	(Increase) decrease in working capital1)	153	935	1,292

3,658	1,144	5,132	Cash flows provided by operating activities	7,007	11,410	13,628

0	0	0	Additions through business combinations	0	0	(398)
(2,656)	(2,896)	(3,978)	Capital expenditures and investments2)	(8,372)	(12,304)	(15,518)
113	(244)	(310)	(Increase) decrease in financial investments	320	(5,623)	(2,813)
(89)	91	6	(Increase) decrease in other items interest bearing	24	114	(22)
497	10	429	Proceeds from sale of assets and businesses	517	3,560	4,249

(2,135)	(3,039)	(3,854)	Cash flows used in investing activities	(7,511)	(14,253)	(14,501)

(1)	(0)	0	New finance debt	(1)	4,264	4,272
(8)	(168)	(8)	Repayment of finance debt	(179)	(1,453)	(1,464)
(404)	(404)	(687)	Dividends paid	(1,505)	(2,178)	(2,836)
124	814	317	Net current finance debt and other	1,390	(477)	(701)

(289)	242	(378)	Cash flows provided by (used in) financing activities	(295)	156	(729)

1,234	(1,653)	900	Net increase (decrease) in cash and cash equivalents	(799)	(2,688)	(1,602)

35	(131)	(166)	Effect of exchange rate changes on cash and cash equivalents	200	(677)	(871)
6,746	8,530	6,987	Cash and cash equivalents at the beginning of the period (net of overdraft)	8,613	11,085	11,085

8,014	6,746	7,721	Cash and cash equivalents at the end of the period (net of overdraft)3)	8,014	7,721	8,613

1)     (Increase) decrease in items under operating activities include currency effects.

2)     Capital expenditures and investments for 2016 includes USD 64 million related to acquisition of additional shares in Lundin Petroleum AB. See note 3 Acquisitions and disposals for more information.

3)     At 30 September 2016 cash and cash equivalents included a net bank overdraft of USD 24 million.  At 31 December 2015 and at
30 September 2015 cash and cash equivalents included a net bank overdraft of USD 10 million and USD 1 million, respectively.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the third quarter of 2016 were authorised for issue by the board of directors on 26 October 2016.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2015.

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollar (USD), mainly in order to better reflect the underlying USD exposure of Statoil’s business activities and to align with industry practice. The change in presentation currency has been accounted for as a policy change, and comparative figures have been re-presented in USD to reflect the change. All currency translation adjustments have been set to zero as of 1 January 2006, which was the date of Statoil’s transition to IFRS. Translation adjustments and cumulative translation adjustments have been presented as if Statoil had used USD as the presentation currency from that date. For further details and re-presented consolidated financial information for prior periods, reference is made to note 9 Change of presentation currency – re-presentation of comparative periods in the Condensed interim financial statements for the first quarter of 2016, available at www.statoil.com.

There have been no other changes to significant accounting policies in the first three quarters of 2016 compared to the Consolidated annual financial statements for 2015.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparative periods have been re-presented to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil’s operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segment NES is reported in the reporting segment Other.

As of 1 January 2016, certain assets and operations, with a book value of USD 1,487 million, previously included in the MMP operating segment are now managed as part of the DPUSA operating segment and are now reported as part of the Development and Production International reporting segment. Comparative periods have not been restated, as the impact on the segments has been considered immaterial.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter of 2016 and 2015 is presented below. The reported measure of segment profit is net operating income.  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Third quarter 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	102	376	11,651	13	0	12,143
Revenues inter-segment	2,783	1,564	9	0	(4,356)	0
Net income from equity accounted investments	(3)	(39)	10	(4)	0	(36)

Total revenues and other income	2,882	1,901	11,670	10	(4,356)	12,106

Purchases [net of inventory variation]	0	(0)	(10,147)	(0)	4,354	(5,793)
Operating and SG&A expenses	(692)	(732)	(1,079)	(56)	105	(2,453)
Depreciation, amortisation and net impairment losses	(1,077)	(995)	(368)	(26)	0	(2,466)
Exploration expenses	(53)	(603)	0	0	(0)	(656)

Net operating income	1,060	(430)	76	(72)	103	737

Additions to PP&E, intangibles and equity accounted investments	1,393	1,125	135	71	0	2,723

Third quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(36)	(114)	13,802	23	0	13,674
Revenues inter-segment	4,093	1,588	37	(1)	(5,718)	0
Net income from equity accounted investments	0	(70)	12	(3)	0	(60)

Total revenues and other income	4,057	1,404	13,851	20	(5,718)	13,614

Purchases [net of inventory variation]	(0)	0	(12,212)	0	5,825	(6,388)
Operating and SG&A expenses	(814)	(917)	(1,047)	(76)	31	(2,823)
Depreciation, amortisation and net impairment losses	(1,419)	(1,249)	383	(35)	(0)	(2,319)
Exploration expenses	(133)	(1,068)	(0)	0	0	(1,201)

Net operating income	1,690	(1,829)	975	(91)	137	883

Additions to PP&E, intangibles and equity accounted investments	1,518	1,958	137	185	0	3,798

First nine months 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	322	673	32,134	49	0	33,179
Revenues inter-segment	9,130	4,089	23	1	(13,243)	(0)
Net income from equity accounted investments	(3)	(79)	33	(12)	0	(62)

Total revenues and other income	9,449	4,683	32,190	37	(13,243)	33,117

Purchases [net of inventory variation]	0	(6)	(28,102)	(0)	12,893	(15,215)
Operating and SG&A expenses	(2,022)	(1,999)	(3,205)	(207)	314	(7,120)
Depreciation, amortisation and net impairment losses	(3,521)	(3,152)	(523)	(92)	(0)	(7,289)
Exploration expenses	(248)	(1,268)	0	0	0	(1,516)

Net operating income	3,659	(1,742)	359	(262)	(36)	1,977

Additions to PP&E, intangibles and equity accounted investments	5,368	3,221	414	380	0	9,382

Balance sheet information
Equity accounted investments	1,201	404	129	348	0	2,082
Non-current segment assets	31,929	37,964	4,319	603	0	74,815
Non-current assets, not allocated to segments						10,138

Total non-current assets						87,035

First nine months 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(272)	1,693	44,820	302	0	46,542
Revenues inter-segment	13,522	5,341	145	(0)	(19,008)	0
Net income from equity accounted investments	3	(44)	52	(4)	0	7

Total revenues and other income	13,252	6,991	45,016	297	(19,008)	46,549

Purchases [net of inventory variation]	(0)	(2)	(39,185)	(0)	18,907	(20,280)
Operating and SG&A expenses	(2,622)	(2,689)	(3,508)	(239)	141	(8,917)
Depreciation, amortisation and net impairment losses	(4,713)	(8,064)	135	(102)	0	(12,744)
Exploration expenses	(459)	(2,934)	(0)	0	(0)	(3,393)

Net operating income	5,457	(6,698)	2,458	(43)	41	1,215

Additions to PP&E, intangibles and equity accounted investments	4,908	6,173	609	224	0	11,914

Balance sheet information
Equity accounted investments	5	555	237	285	0	1,083
Non-current segment assets	30,455	38,036	5,554	770	0	74,815
Non-current assets, not allocated to segments						8,579

Total non-current assets						84,477

In the third quarter of 2016, Statoil recognised net impairment losses of USD 53 million, consisting of impairment losses of USD 395 million and impairment reversals of USD 342 million. The impairment losses are mainly related to a refinery asset in the MMP segment. The reversal of impairment relates to a conventional upstream asset in DPI following a revision of production forecasts for the asset. In addition, the DPI segment has been impacted by write-offs of previously capitalised exploration expenditures of USD 357 million. The write-offs have been presented as exploration expenses in the Consolidated statement of income.

In the second quarter of 2016, Statoil recognised net impairment losses of USD 275 million, mainly related to a conventional offshore asset in the Gulf of Mexico following a revision of production forecasts for the asset.

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million related to unconventional onshore assets in North America and two conventional assets in the DPI segments, partially offset by impairment charges of USD 325 million, related to an unconventional onshore asset in North America.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

See note 3 Acquisitions and disposals for information on transactions impacting the DPI and DPN segment.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first nine months of 2016, Norway constitutes 77% and the US constitutes 15%.

Non-current assets by country

	At 30 September	At 30 June	At 31 December	At 30 September
(in USD million)	2016	2016	2015	2015

Norway	35,470	33,399	31,487	34,386
US	19,671	20,054	20,531	20,011
Angola	4,728	5,022	5,350	5,757
Brazil	3,430	3,473	3,474	3,715
UK	3,047	2,960	2,883	2,746
Canada	2,495	2,449	2,270	2,367
Algeria	1,362	1,437	1,435	1,560
Azerbaijan	1,354	1,373	1,416	1,604
Other countries	5,341	4,984	3,435	3,752

Total non-current assets1)	76,897	75,151	72,282	75,898

1)     Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of operated interest in Brazil

In the third quarter of 2016 Statoil entered into an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to acquire 66% operated interest in Brazilian offshore licence BM-S-8, Brazil’s highly prolific Santos basin. The total cash consideration for the acquisition is USD 2.5 billion. Half of this will be paid upon closing of the transaction, with the remainder being paid when certain milestones have been met. Closing is subject to customary conditions, including partners’ and government approval. A prepayment of USD 62.5 million has been made and is reflected in line item trade and other receivables in the Consolidated balance sheet. The acquisition will be accounted for in the Development and Production International (DPI) segment at the time of closing.

Acquisition of shares in Lundin Petroleum AB (Lundin) and sale of interests in the Edvard Grieg field

In the second quarter of 2016 Statoil closed an agreement with Lundin to divest its entire 15% interest in the Edvard Grieg field, a 9% interest in the Edvard Grieg Oil pipeline and a 6% interest in the Utsira High Gas pipeline for an increased ownership share  in Lundin. In addition to the divested interests, a cash consideration of SEK 544 million (USD 64 million) was paid to Lundin. Following the completion of the transaction Statoil owns 68.4 million shares of Lundin, corresponding to 20.1% of the outstanding shares and votes.

Statoil recognised a total net gain of USD 120 million related to the divestment presented in the line item other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production Norway (USD 114 million) and in the Marketing, Midstream and Processing (USD 5 million) segments. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Prior to the transaction, Statoil owned 11.93% of Lundin, acquired through a cash payment of SEK 4.6 billion (USD 541 million) in January 2016. Up until the transaction on 30 June 2016, the shares were accounted for as a non-current financial investment at fair value with changes in fair value presented in the line item net gains (losses) from available for sale financial assets in the Consolidated statement of comprehensive income. Statoil recognised an unrealised gain of USD 127 million in the Consolidated statement of comprehensive income, of which USD 89 million was recognised in the first quarter of 2016.

Following the increase in ownership interest on 30 June 2016, Statoil obtained significant influence over Lundin, and accounted for the investment as an associate under the equity method. Following the change in accounting classification, Statoil recognised a gain of USD 127 million representing the cumulative gain on its initial 11.93% shareholding being reclassified from the line item net gains (losses) from available for sale financial assets in the Consolidated statement of comprehensive income, to the net financial items line item in the Consolidated statement of income.

Under the equity method, the investment in Lundin is carried on the balance sheet at cost with the addition of post-acquisition changes in Statoil’s share of Lundin’s net assets, less distributions received and, to the extent relevant, less any impairment in value of the investment. The Consolidated statement of income will reflect Statoil’s share of Lundin’s results after tax, adjusted to account for depreciation of excess values determined in the purchase price allocation at the date of acquisition. Where there are significant differences in accounting policies, adjustments are made to bring the accounting policies applied in line with Statoil’s. The Lundin investment is reported as part of the DPN operating segment.

Statoil performed a preliminary purchase price allocation to determine the net identifiable assets and liabilities of Lundin. Excess values were allocated mainly to Lundin`s exploration and production licences on the Norwegian continental shelf.

The investment in Lundin was included in the Consolidated balance sheet within line item equity accounted investments  with a book value of USD 1,199 million as per 30 June 2016.

Sale of interest in Marcellus operated onshore play

In the second quarter of 2016 Statoil entered into an agreement to divest its operated properties in the US state of West Virginia to EQT Corporation for USD 407 million in cash. The transaction was closed on 8 July 2016 with an immaterial effect on the Consolidated statement of income recognised in the third quarter of 2016. Assets and associated liabilities relating to the properties divested, with the net values reflected at their carrying amounts which corresponds to the fair value less cost to sell, was classified as held for sale in the Consolidated balance sheet as of 30 June 2016.

4 Financial items

Quarters				First nine months		Full year
Q3 2016	Q2 2016	Q3 2015	(in USD million)	2016	2015	2015

(66)	(72)	(89)	Net foreign exchange gains (losses)	(131)	3	(245)
81	200	20	Interest income and other financial items1)	329	259	396
156	161	382	Derivative financial instruments gains (losses)	1,142	(224)	(491)
(247)	(258)	(233)	Interest and other finance expenses	(760)	(725)	(971)

(76)	31	80	Net financial items	580	(686)	(1,311)

1)     See note 3 Acquisitions and disposals for more information related to realised gain on shares in Lundin Petroleum AB in the second quarter of 2016.

Statoil has available a US Commercial paper program with a limit of USD 5 billion of which USD 500 million has been issued as of
30 September 2016.

5 Income tax

Quarters				First nine months		Full year
Q3 2016	Q2 2016	Q3 2015	(in USD million)	2016	2015	2015

661	211	963	Income before tax	2,557	528	55
(1,088)	(513)	(1,306)	Income tax	(2,675)	(4,576)	(5,225)
>100%	>100%	>100%	Equivalent to a tax rate of	>100%	>100%	>100%

The tax rate for the third quarter of 2016 and for the first nine months of 2016 was primarily influenced by losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the first nine months of 2016 was also influenced by the tax exempted sale of interest in the Edvard Grieg field as described in note 3 Acquisitions and disposals, and currency effects in entities that are taxable in other currency than the functional currency. In addition the rate for the first nine months of 2016 was influenced by a write off of deferred tax assets within Development and Production International (DPI) segment, due to uncertainty related to future taxable income.

The tax rate for the third quarter of 2015 and the first nine months of 2015, was primarily influenced by impairments and provisions recognised in countries with lower than average tax rates and write-off of deferred tax assets within DPI segment, due to uncertainty related to future taxable income. This was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency. The tax rate for the first nine months of 2015 was also influenced by the tax exempted sale of interests in the Shah Deniz project.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2015	62,006	9,452
Additions	9,504	406
Transfers	474	(474)
Disposals and reclassifications 1)	(927)	(348)
Expensed exploration expenditures and impairment losses	-	(732)
Depreciation, amortisation and net impairment losses	(7,280)	(9)
Effect of foreign currency translation adjustments	2,632	112

Balance at 30 September 2016	66,409	8,406

1)     Includes USD 341 million related to change in the classification of Statoil’s investment in Dudgeon Offshore Wind Ltd from joint operation (pro-rata line by line consolidation) to joint venture (equity method). Includes also assets classified as held for sale in the previous quarter. See note 3 Acquisitions and disposals for more information.

Impairments

For information on impairment losses and reversals for the first nine months of 2016 per reporting segment see note 2 Segments.

First nine months 2016	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(179)	(32)	(211)
Acquisition costs related to oil and gas prospects	-	230	230

Total net impairment losses (reversals) recognised	(179)	199	20

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Dividends

For the second quarter of 2016, a dividend of USD 0.2201 has been approved, payable on or around 16 December 2016, and the shares will trade ex-dividend on 2 November 2016 on Oslo Børs (OSE) and for American Depositary Receipt (ADR) shareholders on New York Stock Exchange.

For the first quarter of 2016 a dividend of USD 0.2201 was settled at 23 September 2016.

As part of Statoil's scrip dividend programme, eligible shareholders and holders of ADRs can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of ADSs. The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on OSE of the last two trading days of the subscription period for each quarter. For the fourth quarter of 2015 and for the first, second and third quarter of 2016 the discount has been set at 5%.

The two-year scrip dividend programme was approved by Statoil's general assembly in May 2016, and the first scrip dividend settlement, for the fourth quarter of 2015, was settled in the second quarter of 2016. The second dividend scrip settlement, for the first quarter of 2016, was settled in the third quarter of 2016.

Dividend approved, but not yet settled, is presented as dividends payable in the Consolidated balance sheet, regardless of whether the dividend is expected to be paid in cash or by issuance of new shares. The line item dividend paid in the Consolidated statement of cash flows includes only dividend paid in cash during the period. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), offset by scrip dividend settled during the period (share capital and additional paid-in-capital).

Dividends

		First nine months		Full year
	Q3 2016	2016	Q3 2015	2015

Dividends paid in cash (in USD million)	404	1,505	687	2,836
US dollar per share or ADS	0.2201	0.6603	0.2201	0.9034
Norwegian kroner per share	1.8255	5.5296	1.8000	7.2000

Scrip dividends (in USD million)	312	605	0	0
Number of shares issued (in millions)	20.0	38.3	0.0	0.0

Total dividends	716	2,110	687	2,836

8 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by USD 2,685 million to an amount of USD 13,466 million as at
30 September 2016, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

On 26 September 2016, the Norwegian Ministry of Finance (MoF) denied Statoil’s appeal related to a 2014 order from the Financial Supervisory Authority of Norway (FSA) to change the timing of an onerous contract provision to a financial period prior to the first quarter of 2013, in which Statoil originally reflected the provision. Statoil has decided not to pursue the matter further, as it does not impact any comparative financial periods presented in these Condensed interim financial statements or in the annual Consolidated financial statements of 2016. Further reference is made to note 23 Other commitments, contingent liabilities and contingent assets of Statoil’s 2015 Consolidated financial statements.

The Norwegian tax authorities issued a deviation notice on 26 September 2016 for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue relates to SCC`s capital structure and its compliance with the arm’s length principle. Statoil is currently in the process of reviewing the notice and evaluating its impact, whereupon comments will be provided to the tax authorities. Statoil is of the view that arm’s length pricing has been applied in these cases and that the group has a strong position, and no amounts have consequently been provided for in the accounts.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has in its Condensed interim financial statements provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

On 26 October 2016 the board of directors resolved to declare a dividend for the third quarter of 2016 of USD 0.2201 per share. The shares will trade ex-dividend on 22 February 2017 on the Oslo Børs (OSE) and 21 February 2017 for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). The record date will be 23 February 2017. With reference to the scrip dividend programme approved by the annual general meeting (AGM) 11 May 2016, shareholders will get the option to receive the dividend in newly issued shares at a discount. For the dividend issue for third quarter 2016, the board has set the discount to 5%.

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	Operational data	2016	2015	Change

				Prices
45.9	45.6	50.5	(9%)	Average Brent oil price (USD/bbl)	41.9	55.3	(24%)
41.8	41.2	45.5	(8%)	DPN average liquids price (USD/bbl)	37.6	50.6	(26%)
37.8	37.1	40.8	(7%)	DPI average liquids price (USD/bbl)	33.7	45.5	(26%)
40.0	39.4	43.5	(8%)	Group average liquids price (USD/bbl)	35.9	48.4	(26%)
332.6	325.4	357.5	(7%)	Group average liquids price (NOK/bbl) [1]	301.7	383.2	(21%)
2.62	2.90	5.01	(48%)	Transfer price natural gas (USD/mmbtu) [9]	3.25	5.33	(39%)
4.85	4.95	6.96	(30%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.12	7.41	(31%)
2.02	1.67	1.97	3%	Average invoiced gas prices - North America (USD/mmbtu) [8]	1.99	2.82	(29%)
3.9	5.2	9.5	(59%)	Refining reference margin (USD/bbl) [2]	4.5	8.8	(49%)

				Entitlement production (mboe per day)
541	581	580	(7%)	DPN entitlement liquids production	575	591	(3%)
445	444	419	6%	DPI entitlement liquids production	441	427	3%
986	1,025	998	(1%)	Group entitlement liquids production	1,016	1,017	(0%)
492	630	594	(17%)	DPN entitlement gas production	613	616	(0%)
173	159	148	16%	DPI entitlement gas production	162	142	14%
665	789	743	(10%)	Group entitlement gas production	775	758	2%
1,651	1,814	1,741	(5%)	Total entitlement liquids and gas production [3]	1,791	1,775	1%

				Equity production (mboe per day)
541	581	580	(7%)	DPN equity liquids production	575	591	(3%)
582	558	572	2%	DPI equity liquids production	564	569	(1%)
1,123	1,139	1,152	(2%)	Group equity liquids production	1,139	1,160	(2%)
492	630	594	(17%)	DPN equity gas production	613	616	(0%)
190	190	163	16%	DPI equity gas production	187	170	10%
682	820	757	(10%)	Group equity gas production	801	786	2%
1,805	1,959	1,909	(5%)	Total equity liquids and gas production [4]	1,939	1,945	(0%)

				MMP sales volumes
214.0	194.0	208.0	3%	Crude oil sales volumes (mmbl)	613.0	620.0	(1%)
8.7	10.8	10.5	(17%)	Natural gas sales Statoil entitlement (bcm)	31.7	32.2	(1%)
1.8	1.7	1.7	4%	Natural gas sales third-party volumes (bcm)	6.2	6.9	(10%)

EXCHANGE RATES

Quarters			Change		First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	Exchange rates	2016	2015	Change

0.1202	0.1211	0.1217	(1%)	NOK/USD average daily exchange rate	0.1190	0.1263	(6%)
0.1242	0.1194	0.1176	6%	NOK/USD period-end exchange rate	0.1242	0.1176	6%
8.3194	8.2571	8.2198	1%	USD/NOK average daily exchange rate	8.4051	7.9196	6%
8.0517	8.3776	8.5017	(5%)	USD/NOK period-end exchange rate	8.0517	8.5017	(5%)
1.1165	1.1288	1.1117	0%	EUR/USD average daily exchange rate	1.1155	1.1140	0%
1.1161	1.1102	1.1203	(0%)	EUR/USD period-end exchange rate	1.1161	1.1203	(0%)

EXPLORATION EXPENSES

Quarters			Change	Exploration expenses	First nine months
Q3 2016	Q2 2016	Q3 2015	Q3 on Q3	(in USD million)	2016	2015	Change

104	129	175	(41%)	DPN exploration expenditures (activity)	337	660	(49%)
176	290	438	(60%)	DPI exploration expenditures (activity)	677	1,424	(52%)

279	419	613	(54%)	Group exploration expenditures (activity)	1,014	2,084	(51%)
324	139	113	>100%	Expensed, previously capitalised exploration expenditures	534	191	>100%
(23)	(100)	(314)	(93%)	Capitalised share of current period's exploration activity	(231)	(963)	(76%)
76	52	789	(90%)	Impairment (reversal of impairment)	199	2,081	(90%)

656	509	1,201	(45%)	Exploration expenses IFRS	1,516	3,393	(55%)

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve month average per			First nine months
Q3 2016	Q3 2015		2016	2015
		Injury/incident frequency
2.9	2.7	Total recordable injury frequency (TRIF)	3.0	2.7
0.8	0.5	Serious incident frequency (SIF)	0.8	0.5
		Oil spills
133	181	Accidental oil spills (number of)	106	143
41	85	Accidental oil spills (cubic metres)	23	13

			First nine months	Full year
			2016	2015
		Climate
		Upstream CO2 intensity (kg CO2/boe) 1)	10	10

1)     For Statoil operated assets in DPN and DPI, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil’s focus on capital discipline; expected annual organic production through 2017; projections and future impact related to efficiency programmes; capital expenditure and exploration guidance for 2016; production guidance; Statoil’s value over volume strategy; Statoil’s plans with regard to its acquisition of 66% operated interest in the BM-S-8 offshore license in the Santos basin; Statoil’s expected report on helicopter safety on the Norwegian continental shelf; organic capital expenditure for 2016; Statoil’s intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil’s production guidance; accounting decisions and policy judgments and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; the projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws, including with respect to the deviation notice issued by the Norwegian tax authorities and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    Not applicable this quarter.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be priced on an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.    The internal transfer price paid from MMP to DPN.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: October 27, 2016

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges